FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 25, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 1

Annual results 2009

Reconciliations of pro forma to statutory income statements and balance sheets

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Income statement for the year ended 31 December 2009

		Adjustments
	Pro forma	RFS Minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	13,567	2,937	-	16,504

Non-interest income (excluding insurance net premium income)	10,592	2,128	3,922	16,642
Insurance net premium income	5,266	278	-	5,544

Non-interest income	15,858	2,406	3,922	22,186

Total income	29,425	5,343	3,922	38,690
Operating expenses	(17,401)	(4,096)	19	(21,478)

Profit before other operating charges	12,024	1,247	3,941	17,212
Insurance net claims	(4,357)	(500)	-	(4,857)

Operating profit/(loss) before impairment losses	7,667	747	3,941	12,355
Impairment losses	(13,899)	(1,051)	-	(14,950)

Operating (loss)/profit	(6,232)	(304)	3,941	(2,595)
Amortisation of purchased intangible assets	(272)	-	272	-
Write-down of goodwill and other intangible assets	(363)	-	363	-
Integration and restructuring costs	(1,286)	-	1,286	-
Gain on redemption of own debt	3,790	-	(3,790)	-
Strategic disposals	132	-	(132)	-
Gains on pensions curtailment	2,148	-	(2,148)	-
Bonus tax	(208)	-	208	-

Operating loss before tax	(2,291)	(304)	-	(2,595)
Tax	339	32	-	371

Loss from continuing operations	(1,952)	(272)	-	(2,224)
Loss from discontinued operations, net of tax	(72)	(27)	-	(99)

Loss for the period	(2,024)	(299)	-	(2,323)
Minority interests	(648)	299	-	(349)
Preference share and other dividends	(935)	-	-	(935)

Loss attributable to ordinary shareholders	(3,607)	-	-	(3,607)

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Income statement for the year ended 31 December 2008

		Adjustments
	Pro forma	RFS Minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	15,764	2,911	-	18,675

Non-interest income (excluding insurance net premium income)	(874)	1,299	442	867
Insurance net premium income	5,709	617	-	6,326

Non-interest income	4,835	1,916	442	7,193

Total income	20,599	4,827	442	25,868
Operating expenses	(16,188)	(19,303)	(18,711)	(54,202)

Profit/(loss) before other operating charges	4,411	(14,476)	(18,269)	(28,334)
Insurance net claims	(3,917)	(513)	-	(4,430)

Operating profit/(loss) before impairment losses	494	(14,989)	(18,269)	(32,764)
Impairment losses	(7,432)	(640)	-	(8,072)

Operating loss	(6,938)	(15,629)	(18,269)	(40,836)
Amortisation of purchased intangible assets	(443)	-	443	-
Write-down of goodwill and other intangible assets	(16,911)	-	16,911	-
Integration and restructuring costs	(1,357)	-	1,357	-
Strategic disposals	442	-	(442)	-

Operating loss before tax	(25,207)	(15,629)	-	(40,836)
Tax	1,995	328	-	2,323

Loss from continuing operations	(23,212)	(15,301)	-	(38,513)
(Loss)/profit from discontinued operations, net of tax	(86)	4,057	-	3,971

Loss for the period	(23,298)	(11,244)	-	(34,542)
Minority interests	(412)	11,244	-	10,832
Preference share and other dividends	(596)	-	-	(596)

Loss attributable to ordinary shareholders	(24,306)	-	-	(24,306)

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Income statement for the quarter ended 31 December 2009

		Adjustments
	Pro forma	RFS Minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	3,446	821	-	4,267

Non-interest income (excluding insurance net premium income)	2,786	431	(166)	3,051
Insurance net premium income	1,308	143	-	1,451

Non-interest income	4,094	574	(166)	4,502

Total income	7,540	1,395	(166)	8,769
Operating expenses	(4,473)	(1,163)	1,601	(4,035)

Profit before other operating charges	3,067	232	1,435	4,734
Insurance net claims	(1,321)	(193)	-	(1,514)

Operating profit before impairment losses	1,746	39	1,435	3,220
Impairment losses	(3,099)	(303)	-	(3,402)

Operating (loss)/profit	(1,353)	(264)	1,435	(182)
Amortisation of purchased intangible assets	(59)	-	59	-
Write-down of goodwill and other intangible assets	(52)	-	52	-
Integration and restructuring costs	(228)	-	228	-
Strategic disposals	(166)	-	166	-
Gains on pensions curtailment	2,148	-	(2,148)	-
Bonus tax	(208)	-	208	-

Operating loss before tax	82	(264)	-	(182)
Tax	(649)	(18)	-	(667)

Loss from continuing operations	(567)	(282)	-	(849)
Loss from discontinued operations, net of tax	(7)	(11)	-	(18)

Loss for the period	(574)	(293)	-	(867)
Minority interests	(47)	293	-	246
Preference share and other dividends	(144)	-	-	(144)

Loss attributable to ordinary shareholders	(765)	-	-	(765)

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Income statement for the quarter ended 30 September 2009

		Adjustments
	Pro forma	RFS Minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	3,261	602	-	3,863

Non-interest income (excluding insurance net premium income)	2,532	568	(155)	2,945
Insurance net premium income	1,301	(29)	-	1,272

Non-interest income	3,833	539	(155)	4,217

Total income	7,094	1,141	(155)	8,080
Operating expenses	(4,195)	(960)	(397)	(5,552)

Profit/(loss) before other operating charges	2,899	181	(552)	2,528
Insurance net claims	(1,145)	(64)	-	(1,209)

Operating profit/(loss) before impairment losses	1,754	117	(552)	1,319
Impairment losses	(3,279)	(209)	-	(3,488)

Operating loss	(1,525)	(92)	(552)	(2,169)
Amortisation of purchased intangible assets	(73)	-	73	-
Integration and restructuring costs	(324)	-	324	-
Strategic disposals	(155)	-	155	-

Operating loss before tax	(2,077)	(92)	-	(2,169)
Tax	576	21	-	597

Loss from continuing operations	(1,501)	(71)	-	(1,572)
Loss from discontinued operations, net of tax	(7)	(12)	-	(19)

Loss for the period	(1,508)	(83)	-	(1,591)
Minority interests	(47)	83	-	36
Preference share and other dividends	(245)	-	-	(245)

Loss attributable to ordinary shareholders	(1,800)	-	-	(1,800)

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Income statement for the quarter ended 31 December 2008

		Adjustments
	Pro forma	RFS Minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	4,427	763	-	5,190

Non-interest income (excluding insurance net premium income)	(5,503)	312	442	(4,749)
Insurance net premium income	1,439	184	-	1,623

Non-interest income	(4,064)	496	442	(3,126)

Total income	363	1,259	442	2,064
Operating expenses	(3,735)	(16,702)	(17,725)	(38,162)

Loss before other operating charges	(3,372)	(15,443)	(17,283)	(36,098)
Insurance net claims	(1,056)	(139)	-	(1,195)

Operating loss before impairment losses	(4,428)	(15,582)	(17,283)	(37,293)
Impairment losses	(4,673)	(341)	-	(5,014)

Operating loss	(9,101)	(15,923)	(17,283)	(42,307)
Amortisation of purchased intangible assets	(62)	-	62	-
Write-down of goodwill and other intangible assets	(16,911)	-	16,911	-
Integration and restructuring costs	(752)	-	752	-
Strategic disposals	442	-	(442)	-

Operating Loss before tax	(26,384)	(15,923)	-	(42,307)
Tax	2,416	359	-	2,775

Loss from continuing operations	(23,968)	(15,564)	-	(39,532)
Profit from discontinued operations, net of tax	1	210	-	211

Loss for the period	(23,967)	(15,354)	-	(39,321)
Minority interests	(221)	15,354	-	15,133
Preference share and other dividends	(162)	-	-	(162)

Loss attributable to ordinary shareholders	(24,350)	-	-	(24,350)

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Balance sheet at 31 December 2009

	Pro forma	Transfers	Statutory
	£m	£m	£m

Assets
Cash and balances at central banks	51,548	713	52,261
Net loans and advances to banks	48,777	7,879	56,656
Reverse repurchase agreements and stock borrowing	35,097	-	35,097
Loans and advances to banks	83,874	7,879	91,753
Net loans and advances to customers	554,654	132,699	687,353
Reverse repurchase agreements and stock borrowing	41,040	-	41,040
Loans and advances to customers	595,694	132,699	728,393
Debt securities	249,095	18,159	267,254
Equity shares	15,960	3,568	19,528
Settlement balances	12,024	9	12,033
Derivatives	438,199	3,255	441,454
Intangible assets	14,786	3,061	17,847
Property, plant and equipment	17,773	1,624	19,397
Deferred taxation	6,492	547	7,039
Prepayments, accrued income and other assets	18,604	2,381	20,985
Assets of disposal groups	18,432	110	18,542

Total assets	1,522,481	174,005	1,696,486

Liabilities
Bank deposits	115,642	(11,504)	104,138
Repurchase agreements and stock lending	38,006	-	38,006
Deposits by banks	153,648	(11,504)	142,144
Customer deposits	414,251	131,598	545,849
Repurchase agreements and stock lending	68,353	-	68,353
Customer accounts	482,604	131,598	614,202
Debt securities in issue	246,329	21,239	267,568
Settlement balances and short positions	50,875	1	50,876
Derivatives	421,534	2,607	424,141
Accruals, deferred income and other liabilities	24,624	5,703	30,327
Retirement benefit liabilities	2,715	248	2,963
Deferred taxation	2,161	650	2,811
Insurance liabilities	7,633	2,648	10,281
Subordinated liabilities	31,538	6,114	37,652
Liabilities of disposal groups	18,857	33	18,890

Total liabilities	1,442,518	159,337	1,601,855

Equity
Minority interests	2,227	14,668	16,895
Owners' equity	77,736	-	77,736

Total equity	79,963	14,668	94,631

Total liabilities and equity	1,522,481	174,005	1,696,486

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Balance sheet at 30 September 2009

	Pro forma	Transfers	Statutory
	£m	£m	£m

Assets
Cash and balances at central banks	36,567	580	37,147
Net loans and advances to banks	60,274	8,584	68,858
Reverse repurchase agreements and stock borrowing	37,190	-	37,190
Loans and advances to banks	97,464	8,584	106,048
Net loans and advances to customers	587,996	137,770	725,766
Reverse repurchase agreements and stock borrowing	43,463	-	43,463
Loans and advances to customers	631,459	137,770	769,229
Debt securities	251,281	19,085	270,366
Equity shares	16,830	3,764	20,594
Settlement balances	28,634	5	28,639
Derivatives	552,466	2,606	555,072
Intangible assets	15,339	3,192	18,531
Property, plant and equipment	18,208	1,692	19,900
Deferred taxation	7,667	700	8,367
Prepayments, accrued income and other assets	19,664	2,721	22,385
Assets of disposal groups	4,737	140	4,877

Total assets	1,680,316	180,839	1,861,155

Liabilities
Bank deposits	138,584	(12,033)	126,551
Repurchase agreements and stock lending	39,816	-	39,816
Deposits by banks	178,400	(12,033)	166,367
Customer deposits	423,769	132,319	556,088
Repurchase agreements and stock lending	69,465	-	69,465
Customer accounts	493,234	132,319	625,553
Debt securities in issue	266,213	26,206	292,419
Settlement balances and short positions	71,891	61	71,952
Derivatives	537,522	2,483	540,005
Accruals, deferred income and other liabilities	20,754	8,048	28,802
Retirement benefit liabilities	1,410	398	1,808
Deferred taxation	3,275	815	4,090
Insurance liabilities	7,480	2,633	10,113
Subordinated liabilities	33,085	4,578	37,663
Liabilities of disposal groups	8,201	31	8,232

Total liabilities	1,621,465	165,539	1,787,004

Equity
Minority interests	2,185	15,300	17,485
Owners' equity	56,666	-	56,666

Total equity	58,851	15,300	74,151

Total liabilities and equity	1,680,316	180,839	1,861,155

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Balance sheet at 31 December 2008

	Pro forma	Transfers	Statutory
	£m	£m	£m

Assets
Cash and balances at central banks	11,830	570	12,400
Net loans and advances to banks	70,728	8,698	79,426
Reverse repurchase agreements and stock borrowing	58,771	-	58,771
Loans and advances to banks	129,499	8,698	138,197
Net loans and advances to customers	691,976	143,433	835,409
Reverse repurchase agreements and stock borrowings	39,289	24	39,313
Loans and advances to customers	731,265	143,457	874,722
Debt securities	253,159	14,390	267,549
Equity shares	22,198	4,132	26,330
Settlement balances	17,812	20	17,832
Derivatives	991,495	1,064	992,559
Intangible assets	16,415	3,634	20,049
Property, plant and equipment	17,181	1,768	18,949
Deferred taxation	5,786	1,296	7,082
Prepayments, accrued income and other assets	21,573	2,829	24,402
Assets of disposal groups	480	1,101	1,581

Total assets	2,218,693	182,959	2,401,652

Liabilities
Bank deposits	178,943	(4,565)	174,378
Repurchase agreements and stock lending	83,666	-	83,666
Deposits by banks	262,609	(4,565)	258,044
Customer deposits	460,318	121,051	581,369
Repurchase agreements and stock lending	58,143	-	58,143
Customer accounts	518,461	121,051	639,512
Debt securities in issue	269,458	30,831	300,289
Settlement balances and short positions	54,264	13	54,277
Derivatives	969,409	1,955	971,364
Accruals, deferred income and other liabilities	24,140	7,342	31,482
Retirement benefit liabilities	1,564	468	2,032
Deferred taxation	3,177	988	4,165
Insurance liabilities	7,480	2,496	9,976
Subordinated liabilities	43,678	5,476	49,154
Liabilities of disposal groups	138	721	859

Total liabilities	2,154,378	166,776	2,321,154

Equity
Minority interests	5,436	16,183	21,619
Owners' equity	58,879	-	58,879

Total equity	64,315	16,183	80,498

Total liabilities and equity	2,218,693	182,959	2,401,652

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 February 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat